UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

Alere Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

01449J105
(CUSIP Number)

JEROME LANDE
COPPERSMITH CAPITAL MANAGEMENT, LLC
1370 Sixth Avenue, 25th Floor
New York, New York 10019
(212) 804-8001

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 21, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON COPPERSMITH CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,960,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,960,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,960,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON JEROME J. LANDE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,960,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,960,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,960,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON CRAIG ROSENBLUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,960,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,960,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,960,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA LONG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,244
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 36,244
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,244
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA PARTNERS QP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,535
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 35,535
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,535
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA PX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,021,634
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,021,634
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,021,634
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,375
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 35,375
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA WINDMILL FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 773,910
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 773,910
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 773,910
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 187,323
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 187,323
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 187,323
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA PX INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,234,623
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,234,623
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,234,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA LB LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,811
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,811
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,811
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA CAPITAL GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,330,455
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,330,455
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,330,455
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON SCOPIA CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,440,453
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,440,453
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,440,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON MATTHEW SIROVICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,440,453
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,440,453
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,440,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON JEREMY MINDICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,440,453
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,440,453
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,440,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON CURT R. HARTMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 01449J105

1	NAME OF REPORTING PERSON THEODORE E. MARTIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 01449J105

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

Following the conclusion of the Issuer’s annual meeting of stockholders held on August 7, 2013 (the “Annual Meeting”), at which, among other things, stockholders voted for the election of directors, each of the Reporting Persons’ nominees, Curt R. Hartman and Theodore E. Martin, shall no longer be a member of the Section 13(d) group and shall cease to be a Reporting Person immediately after the filing of this Amendment No. 5.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The source of funds for the purchase of the Shares reported beneficially owned by Coppersmith Capital was the working capital of the respective purchasers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).  Securities positions which may be held in the margin accounts, including the Shares beneficially owned by Coppersmith Capital, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

The Shares purchased by each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International and Scopia LB and held in the Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 1,960,000 Shares beneficially owned by Coppersmith Capital is approximately $50,394,374, including brokerage commissions.

The aggregate purchase price of the 36,244 Shares beneficially owned by Scopia Long is approximately $916,655, excluding brokerage commissions.

The aggregate purchase price of the 35,535 Shares beneficially owned by Scopia QP LLC is approximately $895,516, excluding brokerage commissions.

The aggregate purchase price of the 1,021,634 Shares beneficially owned by Scopia PX is approximately $25,733,592, excluding brokerage commissions.

The aggregate purchase price of the 35,375 Shares beneficially owned by Scopia Partners is approximately $891,261, excluding brokerage commissions.

The aggregate purchase price of the 773,910 Shares beneficially owned by Scopia Windmill is approximately $19,537,204, excluding brokerage commissions.

CUSIP NO. 01449J105

The aggregate purchase price of the 187,323 Shares beneficially owned by Scopia International is approximately $4,711,445, excluding brokerage commissions.

The aggregate purchase price of the 1,234,623 Shares beneficially owned by Scopia PX International is approximately $31,161,825, excluding brokerage commissions.

The aggregate purchase price of the 5,811 Shares beneficially owned by Scopia LB is approximately $147,597, excluding brokerage commissions.

The aggregate purchase price of the 109,998 Shares held in the Managed Account is approximately $2,846,422, excluding brokerage commissions.

The Shares purchased by Mr. Hartman were purchased with personal funds in open market purchases.  The aggregate purchase price of the 5,000 Shares beneficially owned by Mr. Hartman is $140,945.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 81,337,864 Shares outstanding, as of June 14, 2013, which is the total number of Shares outstanding as reported in the Issuer’s definitive proxy statement in connection with the 2013 Annual Meeting filed with the Securities and Exchange Commission on June 26, 2013.

A.	Coppersmith Capital

(a)	Coppersmith Capital, as the Investment Manager of the Coppersmith Accounts, may be deemed the beneficial owner of the 1,960,000 Shares held in the Coppersmith Accounts.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 1,960,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,960,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Coppersmith Capital since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Mr. Lande

(a)	Mr. Lande, as a Managing Member of Coppersmith Capital, may be deemed the beneficial owner of the 1,960,000 Shares beneficially owned by Coppersmith Capital.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,960,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,960,000

(c)
Mr. Lande has not engaged in any transaction in the Shares since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the Shares by Coppersmith Capital since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 01449J105

C.	Mr. Rosenblum

(a)	Mr. Rosenblum, as a Member of Coppersmith Capital, may be deemed the beneficial owner of the 1,960,000 Shares beneficially owned by Coppersmith Capital.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,960,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,960,000

(c)
Mr. Rosenblum has not engaged in any transaction in the Shares since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the Shares by Coppersmith Capital since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Scopia Long

(a)	As of the close of business on the date hereof, Scopia Long beneficially owned 36,244 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 36,244
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 36,244
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia Long since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	Scopia QP LLC

(a)	As of the close of business on the date hereof, Scopia QP LLC beneficially owned 35,535 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 35,535
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 35,535
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia QP LLC since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 01449J105

F.	Scopia PX

(a)	As of the close of business on the date hereof, Scopia PX beneficially owned 1,021,634 Shares.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 1,021,634
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,021,634
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia PX since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

G.	Scopia Partners

(a)	As of the close of business on the date hereof, Scopia Partners beneficially owned 35,375 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 35,375
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 35,375
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia Partners since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

H.	Scopia Windmill

(a)	As of the close of business on the date hereof, Scopia Windmill beneficially owned 773,910 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 773,910
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 773,910
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia Windmill since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 01449J105

I.	Scopia International

(a)	As of the close of business on the date hereof, Scopia International beneficially owned 187,323 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 187,323
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 187,323
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia International since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

J.	Scopia PX International

(a)	As of the close of business on the date hereof, Scopia PX International beneficially owned 1,234,623 Shares.

Percentage: Approximately 1.5%

(b)	1. Sole power to vote or direct vote: 1,234,623
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,234,623
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia PX International since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

K.           Scopia LB

(a)	As of the close of business on the date hereof, Scopia LB beneficially owned 5,811 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 5,811
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,811
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia LB since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 01449J105

L.	Scopia Capital

(a)
Scopia Capital, as the Managing Member of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners and Scopia LB, and the general partner of Scopia Windmill, Scopia International and Scopia PX International, may be deemed the beneficial owner of the: (i) 36,244 Shares owned by Scopia Long; (ii) 35,535 Shares owned by Scopia QP LLC; (iii) 1,021,634 Shares owned by Scopia PX; (iv) 35,375 Shares owned by Scopia Partners; (v) 5,811 Shares owned by Scopia LB; (vi) 773,910 Shares owned by Scopia Windmill; (vii) 187,323 Shares owned by Scopia International; and (viii) 1,234,623 Shares owned by Scopia PX International.

Percentage: Approximately 4.1%

(b)	1. Sole power to vote or direct vote: 3,330,455
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,330,455
4. Shared power to dispose or direct the disposition: 0

(c)
Scopia Capital has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.  The transactions in the Shares on behalf of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International and Scopia LB since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

M.	Scopia Management

(a)
Scopia Management, as the Investment Manager of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB and of the Managed Account, may be deemed the beneficial owner of the: (i) 36,244 Shares owned by Scopia Long; (ii) 35,535 Shares owned by Scopia QP LLC; (iii) 1,021,634 Shares owned by Scopia PX; (iv) 35,375 Shares owned by Scopia Partners; (v) 773,910 Shares owned by Scopia Windmill; (vi) 187,323 Shares owned by Scopia International; (vii) 1,234,623 Shares owned by Scopia PX International; (viii) 5,811 Shares owned by Scopia LB and (ix)  109,998 Shares held in the Managed Account.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 3,440,453
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,440,453
4. Shared power to dispose or direct the disposition: 0

(c)
Scopia Management has not directly entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.  The transactions in the Shares on behalf of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB and through the Managed Account since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 01449J105

N.	Mr. Sirovich

(a)
Mr. Sirovich, as a Managing Director of the Managing Member of Scopia Management, may be deemed the beneficial owner of the: (i) 36,244 Shares owned by Scopia Long; (ii) 35,535 Shares owned by Scopia QP LLC; (iii) 1,021,634 Shares owned by Scopia PX; (iv) 35,375 Shares owned by Scopia Partners; (v) 773,910 Shares owned by Scopia Windmill; (vi) 187,323 Shares owned by Scopia International; (vii) 1,234,623 Shares owned by Scopia PX International; (viii) 5,811 Shares owned by Scopia LB and (ix)  109,998 Shares held in the Managed Account.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,440,453
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,440,453

(c)
Mr. Sirovich has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.  The transactions in the Shares on behalf of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB and through the Managed Account since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

O.	Mr. Mindich

(a)
Mr. Mindich, as a Managing Director of the Managing Member of Scopia Management, may be deemed the beneficial owner of the: (i) 36,244 Shares owned by Scopia Long; (ii) 35,535 Shares owned by Scopia QP LLC; (iii) 1,021,634 Shares owned by Scopia PX; (iv) 35,375 Shares owned by Scopia Partners; (v) 773,910 Shares owned by Scopia Windmill; (vi) 187,323 Shares owned by Scopia International; (vii) 1,234,623 Shares owned by Scopia PX International; (viii) 5,811 Shares owned by Scopia LB and (ix)  109,998 Shares held in the Managed Account.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,440,453
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,440,453

(c)
Mr. Mindich has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.  The transactions in the Shares on behalf of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB and through the Managed Account since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 01449J105

P.	Mr. Hartman

(a)	As of the close of business on the date hereof, Mr. Hartman beneficially owns 5,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 5,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Hartman since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

Q.	Mr. Martin

(a)	As of the close of business on the date hereof, Mr. Martin does not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Martin since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

An aggregate of 5,405,453 Shares, constituting approximately 6.6% of the Shares outstanding, are reported in this Schedule 13D.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Person.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 8, 2013, the Reporting Persons entered into a supplement to their Joint Filing and Solicitation Agreement (the “Agreement”), in which they agreed to continue to be bound by the terms of the Agreement until such time that the parties terminate the Agreement in writing.  A copy of such supplement agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibit:

99.1	Supplement to the Joint Filing and Solicitation Agreement.

CUSIP NO. 01449J105
SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 21, 2013

COPPERSMITH CAPITAL MANAGEMENT, LLC

By:	/s/ Jerome J. Lande
	Name:	Jerome J. Lande
	Title:	Managing Member

/s/ Jerome J. Lande
JEROME J. LANDE, Individually and as Attorney-In-Fact for Curt R. Hartman and Theodore E. Martin

/s/ Craig Rosenblum
CRAIG ROSENBLUM

CUSIP NO. 01449J105

SCOPIA PARTNERS LLC			SCOPIA PARTNERS QP LLC

By: Scopia Capital Management LLC, its Investment Manager			By: Scopia Capital Management LLC, its Investment Manager

By:	/s/ Matthew Sirovich		By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich		Name:	Matthew Sirovich
	Title:	Managing Director of its Managing Member		Title:	Managing Director of its Managing Member

SCOPIA PX, LLC			SCOPIA LONG LLC

By: Scopia Capital Management LLC, its Investment Manager			By: Scopia Capital Management LLC, its Investment Manager

By:	/s/ Matthew Sirovich		By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich		Name:	Matthew Sirovich
	Title:	Managing Director of its Managing Member		Title:	Managing Director of its Managing Member

SCOPIA INTERNATIONAL MASTER FUND LP			SCOPIA PX INTERNATIONAL MASTER FUND LP

By: Scopia Capital Management LLC, its Investment Manager			By: Scopia Capital Management LLC, its Investment Manager

By:	/s/ Matthew Sirovich		By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich		Name:	Matthew Sirovich
	Title:	Managing Director of its Managing Member		Title:	Managing Director of its Managing Member

SCOPIA WINDMILL FUND, LP			SCOPIA LB LLC

By: Scopia Capital Management LLC, its Investment Manager			By: Scopia Capital Management LLC, its Investment Manager

By:	/s/ Matthew Sirovich		By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich		Name:	Matthew Sirovich
	Title:	Managing Director of its Managing Member		Title:	Managing Director of its Managing Member

CUSIP NO. 01449J105

SCOPIA CAPITAL GP LLC

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Manager

SCOPIA CAPITAL MANAGEMENT LLC

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director of its Managing Member

/s/ Matthew Sirovich
MATTHEW SIROVICH

/s/ Jeremy Mindich
JEREMY MINDICH

CUSIP NO. 01449J105

SCHEDULE A

Transactions in the Shares since the Filing of Amendment No. 4 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

SCOPIA LONG LLC

(1,455)	33.1292	08/07/2013
(105)	30.7400	08/08/2013
(2,987)	30.8982	08/08/2013
(1,101)	31.6378	08/09/2013

SCOPIA PARTNERS QP LLC

(1,397)	33.1292	08/07/2013
(103)	30.7400	08/08/2013
(2,929)	30.8982	08/08/2013
(1,079)	31.6378	08/09/2013

SCOPIA PX, LLC

(40,859)	33.1292	08/07/2013
(2,969)	30.7400	08/08/2013
(84,214)	30.8982	08/08/2013
(31,002)	31.6378	08/09/2013

SCOPIA PARTNERS LLC

(1,471)	33.1292	08/07/2013
(102)	30.7400	08/08/2013
(2,915)	30.8982	08/08/2013
(1,075)	31.6378	08/09/2013

SCOPIA WINDMILL FUND, LP

(31,980)	33.1292	08/07/2013
(2,249)	30.7400	08/08/2013
(63,794)	30.8982	08/08/2013
(23,485)	31.6378	08/09/2013

SCOPIA INTERNATIONAL MASTER FUND LP

(7,439)	33.1292	08/07/2013
(544)	30.7400	08/08/2013
(15,441)	30.8982	08/08/2013
(5,685)	31.6378	08/09/2013

CUSIP NO. 01449J105

SCOPIA PX INTERNATIONAL MASTER FUND LP

(49,170)	33.1292	08/07/2013
(3,593)	30.7400	08/08/2013
(101,775)	30.8982	08/08/2013
(37,456)	31.6378	08/09/2013

SCOPIA LB LLC

(235)	33.1292	08/07/2013
(16)	30.7400	08/08/2013
(478)	30.8982	08/08/2013
(178)	31.6378	08/09/2013

SCOPIA CAPITAL MANAGEMENT LLC
(Through the Scopia Managed Account)

(4,371)	33.1292	08/07/2013
(319)	30.7400	08/08/2013
(9,067)	30.8982	08/08/2013
(3,339)	31.6378	08/09/2013

THEODORE E. MARTIN

(1,125)	31.4349	08/09/2013